Filed by Waste Connections, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934, as amended

Subject Company:

Waste Connections, Inc. (Commission File No.: 001-31507)

Commission File No. for Registration Statement

on Form F-4 filed by Progressive Waste Solutions Ltd.: 333-209896

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EDITED TRANSCRIPT
WCN - Q1 2016 Waste Connections Inc Earnings Call

EVENT DATE/TIME: APRIL 28, 2016 / 12:30PM GMT

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

CORPORATE PARTICIPANTS

Ron Mittelstaedt Waste Connections - Chairman and CEO

Worthing Jackman Waste Connections - EVP and CFO

CONFERENCE CALL PARTICIPANTS

Kay Von Sterne, Agee & Leach - Analyst

Al Kaschalk Wedbush Securities - Analyst

Andrew Buscaglia Credit Suisse - Analyst

Tyler Brown Raymond James - Analyst

Scott Levine Imperial Capital - Analyst

Corey Greendale First Analysis Securities - Analyst

Michael Hoffman Stifel Nicolaus - Analyst

Jeff Volshteyn JPMorgan - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Waste Connections first-quarter 2016 earnings conference call

(Operator Instructions)

As a reminder, this conference is being recorded, Thursday, April 28, 2016. I would now like to turn the conference over to Ron Mittelstaedt, Chairman of the Board and CEO. Please go ahead, sir.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Okay. Thank you, operator, and good morning. I'd like to welcome everyone to this conference call to discuss our first-quarter 2016 results, and provide an update on our upcoming combination with Progressive Waste Solutions.

I'm joined this morning by Steve Bouck, our President; Worthing Jackman, our CFO; and several other members of our senior management team. As noted in our earnings release, accelerating organic growth and continuing margin expansion within solid waste enabled us to once again meet or exceed our outlook for the first quarter, and generate over 22% adjusted free cash flow, as a percentage of revenue. Double-digit growth in solid waste landfill tonnage and strong increases in both commercial and roll-off collection activity across our regions drove core price plus volume growth in the period to above 6%, our fourth consecutive quarter for this metric to exceed 5%.

We're also extremely pleased to note that our proxy statement and Progressive Waste Management's information circular are in the process of being mailed to our respective stockholders, and the stockholders meetings are now set for May 26, to approve the combination of our two companies, we expect to close as early as June 1. We look forward to completing this transaction and realizing the benefits of the combination. However, before we get into much more detail around these benefits, let me turn the call over to Worthing for our forward-looking disclaimer, as well as other housekeeping items.

Worthing Jackman - Waste Connections - EVP and CFO

Thank you Ron, and good morning. Today's call is not intended, and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy securities of Waste Connections or Progressive Waste Solutions. I'd like to call your attention to pages of 2 through 4 of our press release yesterday. These pages include disclaimers and notices regarding additional information about the combination with Progressive Waste, and where to find it, and the participants in the solicitation of votes.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Also, the discussion during this call will include forward-looking statements, and actual results could differ materially from those made in the statements. The factors that could cause actual results to differ are discussed both in the cautionary statement in those pages of our earnings release, and in greater detail in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and quarterly report on Form 10-Q. There may be additional risks, of which we are not presently aware, or that we currently believe are immaterial, which could have an adverse affect on our business. We make no commitment to revise or update any forward looking statements in order to reflect the events or circumstances that may change.

On the call, we will discuss non-GAAP measures such as adjusted EBITDA, adjusted net income, and adjusted net income per diluted share, and adjusted free cash flow. Please refer to our earnings release for a reconciliation of such non-GAAP measures to the most comparable GAAP measure. Management uses certain non-GAAP measures to evaluate and monitor the ongoing financial performance of our operations, and other companies may calculate these non-GAAP measures differently. I will now turn the call back over to Ron.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Okay. Thank you, Worthing. In the first quarter, solid waste price and volume growth was 5.9%, or 90 basis points above our expectations. Core price increases in that period were 3.1% year-over-year, with total pricing growth net of surcharge reductions of 2.7%. Volume growth was 3.2%. As noted on our February call, we estimate that the extra leap year day in this year's period contributed 40 to 50 basis points of volume growth.

Higher-than-expected disposal volumes, promotional collection and roll-off activity in Q1 drove strong solid waste growth. On a same-store basis, commercial revenue increased about 7% year-over-year in the period. Roll-off pulls per day increased almost 8.5% year-over-year in Q1, with all regions reporting higher activity. Roll-off pulls per day increased 10% in our Eastern region, 6% in our central region, and 4% in our Western region from the year-ago period. Solid waste landfill volumes on a tonnage basis increased 11% year-over-year on a same-store basis in the first quarter, with all three waste streams up double digits.

C&D tons increased 12% in the period. Special waste tonnage grew 12%, and MSW tons were up 11%, compared to the prior-year period. About 70% of our landfills reported higher MSW tons year over year, in the period. Breaking it down by region, pricing remains comparably higher in our competitive markets, while volumes are strongest in our West Coast exclusive markets.

Net pricing in our two competitive market regions averaged just over 3.5% in Q1, compared to around 1.5% in our Western region. But our Western region reported more than 4.5% volume growth in the period, compared to just over 2% on average across our two competitive regions. Within our competitive regions, volume growth in our Eastern region was notably strong, due to both the impact of Q1 being the final quarter of ramping for the new C&D landfill we opened in New York's Hudson Valley early last year, and the benefit of milder weather patterns in certain markets this year.

Recycling revenue was $10 million in the first quarter, down almost $900,000 or 8% year-over-year, due to weaker recycled commodity values for plastics and metals, and lower third-party volumes. Prices for OCC, corrugated containers, averaged about $98 per ton during Q1, up 6% from the year-ago period, but down 8% sequentially from Q4. OCC prices currently are around $105 per ton, up slightly compared to what we averaged in last year's second quarter. Commodity price headwinds now are mostly behind us, but we expect lower third-party volumes to continue impacting year-over-year recycling revenue comparisons between $500,000 and $1 million for the next couple of quarters.

Regarding E&P waste activity, we reported $30.5 million of E&P waste revenue in the first quarter, or about 6% of total revenue. Revenue was $4.5 million below our original outlook for the period, primarily due to continued declines in drilling activity throughout the period. Same-store E&P waste revenue in Q1 decreased 55%, on about a 60% decline in average rig count, in the basins where our E&P operations are located, with volumes in the period down about 45% year-over-year.

The number of rigs drilling for oil was down over 30% year-to-date, and down almost 80% from the October 2014 peak. It certainly feels like we are at or nearing a bottom. In this environment, our E&P waste business is now running between $100 million and $120 million of revenue on an annualized basis, at around a 25% EBITDA margin, and with very low CapEx. As we've noted in the past, when crude oil prices ultimately cross $50 or $55 per barrel, and drilling activity starts to recover, incremental margins from volume growth should initially exceed 75%, and our landfill asset positioning and capacity should enable us to immediately benefit from any such increases in activity.

Moving on to the Progressive Waste combination. As noted earlier, stockholder meetings to approve the transaction are set for May 26, with closing expected as early as June 1. We anticipate the combined Company will generate adjusted EBITDA between $1.25 billion and $1.3 billion, and deliver more than $610 million of adjusted free cash flow in year one after the closing. This free cash estimate is down almost 3% from our original number, due to the potential impact of recently-proposed tax regulations in the US.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Approximately $50 million of SG&A cost savings are incorporated in these numbers, and we believe we're on track to meet or exceed these SG&A synergies. A number of potential tailwinds from this combination are not included in these estimates, as we do not control their timing. These include any improvement in the Canadian dollar. Since we signed the merger agreement, the currency is already up $0.10 since that time.

Operating and safety improvements in Progressive Waste US and Canadian operations, and targeted asset swaps and/or divestitures within Progressive's US operations, that currently are significantly dilutive to their operating and free cash flow margins. And lastly, improvements in Progressive's approach to core pricing growth within its US markets.

And now, I'd like to pass the call to Worthing to review more in-depth the financial highlights of the first quarter, and to provide a few modeling inputs for Q2. This is a slight departure from our typical, more detailed outlook. Given the projected June closing of the Progressive Waste deal, the exact timing of which will ultimately determine the contribution to Q2 reported results, and acquisition-related items expected to be incurred in the period, in conjunction with the transaction. We'll return to our more typical detailed approach to guidance in Q3.

Worthing Jackman - Waste Connections - EVP and CFO

Thank you, Ron. In the first quarter, revenue was $514.7 million, in line with our outlook, and adjusted EBITDA, as reconciled in our earnings release, was $169.7 million or 33% of revenue, and 20 basis points above our outlook.

We estimate that adjusted EBITDA margins within our solid waste business expanded about 30 basis points year-over-year, excluding the impact of acquisitions completed since the year ago period. Excluding the benefit of lower fuel prices, EBITDA margins decreased about 50 basis points from the prior-year period, mostly due to the effect of the extra leap year day.

Margins in our E&P waste business declined about 1,000 basis points from the year-ago period, due to the high incremental and decremental margins on changes in revenue. Fuel expense in Q1 was about 3.8% of revenue, and we averaged approximately $2.42 per gallon for diesel, which was down about $0.53 per gallon from the year-ago period, and $0.14 per gallon sequentially from Q4.

Looking at the consolidated P&L, the following are certain line items that moved a notable amount in the first quarter from the year-ago period as a percentage of revenue. Labor expenses increased 100 basis points. Fleet and equipment repair and maintenance costs increased 40 basis points.

Risk management insurance expense increased 35 basis points. Brokerage rebates and taxes increased 25 basis points. E&P related subcontracted and equipment rental expenses decreased 95 basis points. And fuel expense decreased 55 basis points.

Changes in many line items as a percentage of revenue were either magnified or due in part to both acquisitions completed since the year-ago period, and the decline in E&P waste activity. For example, looking at certain line items within solid waste, as a percentage of revenue when excluding acquisitions, fuel expense decreased 85 basis points. Third-party disposal and transfer cost decreased 50 basis points.

SG&A expenses decreased 30 basis points. Fleet and equipment repair maintenance costs were up 20 basis points. Labor and supervisory expense increased 45 basis points.

Depreciation and amortization expenses for the first quarter were 13.3% of revenue, in line with our outlook. The 60 basis point year-over-year increase as a percentage of revenue was primarily due to the impact of the Rock River acquisition that closed last November, which has a structurally higher D&A percentage of revenue expense than our base business, due to acquisition accounting. As we've noted before, while the higher D&A percentage impacts GAAP results, it has no impact on cash flow generation. Interest expense in the quarter increased $1.5 million over the prior-year period to $17.2 million, due to the additional debt outstanding resulting from the Rock River acquisition, and higher interest rates associated with fixed-rate notes issued since the prior-year period.

Debt outstanding at quarter-end was about $2.07 billion, down about $82 million since year end, and our leverage ratio as defined in our credit facility improved to slightly less than 2.8 times debt to adjusted EBITDA. Our effective tax rate for the first quarter was 39.2%, in line with our outlook. GAAP and adjusted net income per diluted share in the first quarter were $0.36 and $0.45 respectively.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Adjusted net income excludes, among other items, the impact of acquisition-related items such as amortization of intangibles and transaction costs net of tax. Adjusted free cash flow in Q1 was $113.6 million or 22.1% of revenue. On a dollar basis, free cash flow declined about $9 million year over year, as a result of a $24 million increase in CapEx and cash interest in the current year period, simply due to differences in the timing of such payments this year.

I will now review a few modeling inputs for the second quarter of 2016, assuming no change in the current economic and operating environment. As Ron noted earlier, this is a slight departure from our more typical detailed outlook, given acquisition-related items and integration costs expected to be incurred during the quarter, in conjunction with the Progressive Waste transaction, and the impact to reported results based on which day the deal closes in the period. We'll return to our more typical detailed approach to guidance in Q3.

I would also like to remind everyone once again that actual results may vary significantly, based on risks and uncertainties outlined in our Safe Harbor statement, and our various SEC filings. We encourage investors to review these factors carefully.

For legacy Waste Connections in Q2, and excluding any impact from the Progressive Waste combination, we expect core price plus volume growth for solid waste of at least 4%. The step down from Q1 primarily results from the leap year benefit experienced in Q1, along with the anniversarying of the new landfill in New York's Hudson Valley, opened early last year. In addition, Q2 was the toughest comp for special waste, which was up 24% on a tonnage basis in the second quarter last year.

This organic growth, together with an estimated $25 million to $30 million of E&P waste related revenue would result in sequential revenue growth of approximately 6% compared to Q1. Adjusted EBITDA margins for legacy Waste Connections in Q2 should improve sequentially about 70 basis points over Q1. We expect adjusted EBITDA margins within our solid waste business to expand in Q2, even excluding the benefit of lower fuel prices, the reversal from the leap year influenced decline we saw in Q1.

Depreciation and amortization expense for the second quarter is estimated to be about 12.7% of revenue, with amortization of intangibles to be about $6.7 million. For the combined Company resulting from our combination with Progressive Waste, a June 1 closing would contribute an incremental $160 million to $170 million of revenue to our reported results, at an assumed 25% to 25.5% adjusted EBITDA margin. This excludes any synergies, acquisition-related expenses, and integration costs.

We will not be in a position to estimate an approximate D&A percentage against Progressive's revenue contribution until after the allocation of purchase price is determined for accounting purposes. Put simply, there will be quite a few moving pieces in Q2 related to the Progressive Waste transaction and the timing of the closing in the period. We expect Q3 to be a relatively cleaner quarter to guide by comparison. And now, let me turn the call back over to Ron, for some final remarks before Q&A.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Okay. Thank you, Worthing. Again, we are quite pleased with our start to the year, as continued price and volume strength and margin expansion in solid waste enabled us to once again meet or exceed our outlook for the first quarter, and generate over 22% adjusted free cash flow as a percentage of revenue.

Most importantly, we had another strong quarter in terms of safety, achieving a record low incident rate in March. We commend our team for maintaining their operational focus and commitment to safety, particularly noteworthy accomplishments given the potential distractions that the Company has in it this large merger.

We look forward to completing our pending combination with Progressive Waste, perhaps as early as June 1. We believe we are well positioned to meet or exceed previously committed SG&A synergies and other cash flow savings in year one. More importantly, additional operational improvements and macro tailwinds discussed earlier on this call should help drive further stockholder value creation.

We appreciate your time today. I will now turn this call over to the operator to open up the lines for your questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Hamzah Mazari, Sterne Agee.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Kay Von - Sterne, Agee & Leach - Analyst

This is [Kay Von] filling in for Hamzah. We were trying to get a better understanding of where you think we are in the cycle, in the commercial waste cycle, in terms of it just being late cycle, if you could give us any color on that? Much appreciate it.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

I think obviously from the results we've had the last couple of quarters, with the strength of roll-off, with the strength of commercial collection and the flow through you're seeing, not only within our Company but within others that have reported recently, we're obviously very far along in that. We've been reporting double-digit increases in roll-off, almost double-digit, certainly in some regions, for several quarters now. Had the fifth consecutive quarter of organic growth greater than 5%.

Those kinds of things are, I believe, historically indicative of being well into a recovery. And you're also seeing most companies now, I think, report 2% or north in volume growth in a GDP environment that is 2% or less. That is also indicative of being well into the recovery, and volumes at the commercial side catching up with where they were behind in the contraction. We would tell you we are well into it, and I would tend to say, fully recovered.

Kay Von - Sterne, Agee & Leach - Analyst

All right. Great. Thank you so much for taking the question. Appreciate it.

Operator

Al Kaschalk, Wedbush Securities.

Al Kaschalk - Wedbush Securities - Analyst

A couple quick ones here. Worthing, on the adjusted EBITDA, I think you said 70 basis point sequential improvement. How much of that again is the benefit from the extra work day, or the impact of an extra work day in the first quarter? Was that 40, 50 basis points?

Worthing Jackman - Waste Connections - EVP and CFO

Yes, the margin impact in Q1 was about between 30 and 40 from the extra day. And again it varies by company obviously, with us having more collection oriented mix of the percentage of revenue year over year, is where you see that decline in the margins from the leap year day. We try to back in or back out net of the leap year day, it's about a 30 to 40 basis point expansion Q1 to Q2.

Al Kaschalk - Wedbush Securities - Analyst

Did we also have the fuel benefit in there? Does that taper off here in Q2, or how much again was it in Q1? I'm sorry I missed that one.

Worthing Jackman - Waste Connections - EVP and CFO

In Q1 it was around 80, 85 basis points year over year. Q2 it's about the same. If you look at solid waste, ex-acquisitions and ex-fuel, you saw the decline in Q1 because of leap year day. But if you take that out in Q2, we are expecting solid waste margins to increase year-over-year, net of the fuel. So you see how once you remove the leap year impact, you get the year-over-year expansion much like you saw in the quarter last year.

Al Kaschalk - Wedbush Securities - Analyst

Okay. And just transitioning. I don't know if there's a way to talk about it, but each of the C&D, special, and MSW were all up pretty tight similar range 11% 12%. I don't know if there's any more color you can give on that, but at what point does the markets are the business, the size start to maybe show a little bit of differentiation in those rates? And we start to get down into perhaps a little bit more single, mid-single digit type of numbers. In other words, what continues to drive the success there, other than being positioned correctly in markets?

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Worthing Jackman - Waste Connections - EVP and CFO

First of all, you have to remember last year there were definitely quarters where one stream was up single digits, while others were up double digits. So the fact that they both came in relatively similar this year is probably an anomaly. It's not something we drove or influenced. Again, we always caution folks that we are now three years in the rearview mirror, in the recovery of disposal volumes. We're now into our fourth year of recovery, and we've always been very conservative in thinking ahead and forecasting year-over-year growth given the tougher comps.

We'll take the double-digit increases. Let that be upside. But it's tough to really say one way or the other, given how broad-based the recovery seems to be. The only areas of modest weakness we see, is as you'd expect in the geographies that have been influenced by E&P in the past. But other than that, it's been very broad-based.

Al Kaschalk - Wedbush Securities - Analyst

Finally, thanks for that color, Worthing. Ron, a couple years ago you led I call it just a secular change on the E&P side. Obviously that's tempered. It's a very insignificant portion of the business now. Still seeing a little bit of headwind.

And given what you're going with the Progressive transaction and their strong commercial/industrial markets, are there other opportunities out there that you see, whether it be more in E&P -- how do you look at the next leg or two of growth? I realize you haven't the transaction yet, but just maybe a little bit more broader thought of where things are going from your side? Thank you.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Yes, no problem, Al. We are not currently looking at any additional footprint for the E&P business. Al, I mean, we're looking at various permits and various small tuck-ins. We believe that the E&P footprint we have today in the US is comfortably, by a margin of about 5 times the leading footprint on a disposal basis of anyone out there.

We believe, as it turns, whenever that is, and we're not going to project that, that we will capture this proportionate amount of this business, based on that footprint, and we don't need additional assets to have a 55% margin business, as we did going into the downturn of E&P. We have taken out a tremendous amount of costs throughout 2015 and the first part of 2016 already in that business, and it is much more efficient business today than it was when we were running it at its peak in 2014. We believe it will perform even better.

That business in Canada, meaning the E&P business, there effectively are three major players in Canada. That focus on this business, this is a more developed and mature and regulated business in Canada, and I don't really see an opportunity for us to do anything with that unless we were to acquire one or more of those companies. And we're not looking at that. I'm not saying we wouldn't down the line at some time, but we're certainly not today.

But as far as your question on growth, look, we've had a playbook at Waste Connections that seemed to us served as pretty well for 19 years. We're going to continue with that playbook, and that's the following: Look, we expect top line organic growth to be between 4% and 6%, probably 4% and 5% in a larger vessel is safe, relatively split between price and volume. Hopefully a little bit stronger on the price than the volume. That's been our history.

If you look at us at 5%, we tend to be more close to 3% in price and 2% on volume. We're going to attempt to drive that in the combined Company, and then we have acquired $60 million to $80 million a year of external growth. We believe that will probably be more like $125 million a year in the combined Company. We think we can do more, but if we do that number, that's another approximate 3%.

So, we believe that we're looking to have a 7% to a 10% growth type top line business. If we do that, that will drive a double-digit EBITDA and free cash flow per share increase in the business, and that's the model. If someone shouldn't own because they're looking for to be greater than that, it may be greater than that, and it will in certain periods, with opportunistic growth options, but on a day-in and day-out basis, that's the growth model.

Al Kaschalk - Wedbush Securities - Analyst

Great. Good work. Good luck here in the closing and we'll talk soon. Thank you.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Operator

Andrew Buscaglia, Credit Suisse.

Andrew Buscaglia - Credit Suisse - Analyst

If we look at how things are trending, I just want to get some more color on the integration of them, so far as you've seen over the past quarter. Things like the turnaround effort in the West, it seems like given BIN's report last night, it seems like things are going okay but can you give us more color on how things are going in that direction?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Sure, we can, obviously it's most appropriate for them to comment, and I know they're not having a call, so you don't get to have that question opportunity, Andrew. Look, there are very strict rules about what we can and can't do, both in the US and Canada, regarding integration work. We can do a lot of planning and a lot of discussing about what we will be doing, and what we hope to be doing, but there's not a lot of actions we can yet take, or influence to take. We have a very good idea of the things we will be doing upon close, but to this point we can't really affect their business, if you will, under the laws that guide these combinations.

With regard to their West business. There was two things that happened, as investors and analysts know, in 2015. One was a very severe flooding that happened in North Texas, that actually left some of their facilities underwater, including vehicles underwater and facilities underwater. That caused not only damage and delays while servicing, but it caused a tremendous incremental cost to bring in trucks and employees from outside the market to service the customers, cost to clean up facilities and repair facilities, et cetera.

That's non-recurring. So I'd say you've seen the benefit of that non-recurring. As far as incremental operating improvement in the West, that really hasn't happened yet. And the reality is that they have spent a good amount of time shoring up the business, working to start driving down safety, and working also on continuing to improve the volume position they have through their sales organization, and you've seen that come through in their first-quarter numbers. So that's where they benefit. As far as operating improvements, risk improvement, variable improvements, headcount reduction and price, those are coming.

Andrew Buscaglia - Credit Suisse - Analyst

Okay. Understood. That's very helpful. And just so were on the same page, do you want the street to be modeling the assumption that we're closing here, you said it will contribute $160 million to $170 million. Should we assume that and be modeling for that, are you going to update us when the closing occurs, or are we not going to get another update until Q2?

Worthing Jackman - Waste Connections - EVP and CFO

Obviously, you'll get the update when the deal closes, because you'll see it in the stock. One ticker will go away and the other will survive. You'll know when the deal closes, there will be a press release around that.

It's my sense that, and again I don't want to get into your business, but it's my sense that some folks will wait until the transaction closes to then attempt to update their expectations for Q2, because then they can get a better sense of is it June 1, therefore are we going to do wonders $165 million plus or minus additional revenue. Obviously by that point in time, we may have some guidance around D&A.

GAAP is going to be a very hard number to model in Q2, given the uncertainties around acquisition accounting and transaction costs. That's why we felt it was more important to get directional inputs to the shape of the business, and not focus too much on GAAP, because clearly, EBITDA and free cash flow are what we're focused on here.

Andrew Buscaglia - Credit Suisse - Analyst

Okay. Got it. Thanks, Worthing.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Operator

Tyler Brown, Raymond James.

Tyler Brown - Raymond James - Analyst

Ron, I was curious if you could talk a little bit about the trends within the geographic region. If I recall, last year, the West was really strong, but it looks like this quarter that the East is doing really, really well. Can you talk about some of the trends there, and were the fuel hedges rolling off a particular benefit in the East?

Worthing Jackman - Waste Connections - EVP and CFO

First, I will take the volume. Clearly the West still by far is the top dog here, right? Volumes in the West were about 4.5% in the period. Where volumes in the East were around what was it --

Ron Mittelstaedt - Waste Connections - Chairman and CEO

10% in the East on the roll-off.

Worthing Jackman - Waste Connections - EVP and CFO

Roll-off, yes, but total volume growth, I'm saying about 3 percentage points in the East region. And again, East is where we saw the benefit of the final quarter ramping the landfill leases. Where we saw detriments last year with the severe weather, but then magnified by the benefit this year of the milder weather. I'd say the strength in the East has been very broad-based for us across all the markets.

The Central region is where you had a little bit of the drag with some E&P related economies, but clearly the West and the East where the bright spots from a volume growth standpoint. But you have to remember, what the Central benefits from also is leadership and price. All the regions are still getting close to 6% price plus volume growth in the period. It's just that the mathematics are different by region.

Tyler Brown - Raymond James - Analyst

Okay. Okay. That's very helpful. And again, another strong quarter on C&D, but I was curious, do you know the growth rate would be if you had excluded Hudson Valley? And how much do you think Hudson Valley attributed to the overall volume number?

Worthing Jackman - Waste Connections - EVP and CFO

Yes, the final ramp for Hudson Valley was probably about 40 basis points to volume growth in the period. So if you look at Hudson Valley and the leap year day, collectively that was almost 100 basis points in the period, as you try to compare that sequentially to Q2.

Tyler Brown - Raymond James - Analyst

Right, so when we think about that price to volume stepping down, it's really a function of three things I guess. Leap year, lapping Hudson Valley and also the mild weather that probably helped Q1.

Worthing Jackman - Waste Connections - EVP and CFO

That's right. And then on the pricing side, obviously Q1 always shines the brightest on price on a percentage basis. That's the anomaly throughout the year, given the higher denominators that we're comping.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Tyler Brown - Raymond James - Analyst

Okay. Perfect. And lastly, Ron, I know, I appreciate that you've got Progressive in the hopper. You got lots of work to do there, but can you talk a little bit about your appetite for additional M&A, and how the M&A market feels right now?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Yes, we are continuing -- that's obviously a bit of a challenge right now, because we're all running so many different directions with this Progressive combination, but having said that, we did several tuck-in acquisitions in the first quarter. We have closed at least three more so far in the beginning of the second quarter, and have an active pipeline of tuck ins. We are working on a couple of larger, again, larger in our model, let's define that, which is $20 million to $40 million footprint transactions. We're working on a couple of those. I was out as recently as last week, spending a couple days personally with a private company reviewing things. So we are continuing to be very active.

As far as your question, how is the M&A environment? I think the M&A environment has continued to incrementally improve over the last year and a half or two. Again, people have lived now for four years with higher tax rates. They've lived now, well, for a decade, with no interest rates.

So those two things affect M&A activity, but life events continue to happen and stack up. In fact, the transactions we are looking at right now are exactly that. They are life-event driven. So, I think overall, I would categorize the M&A environment as improving, and we continue to be very active.

Tyler Brown - Raymond James - Analyst

All right. Perfect. Very helpful. Thanks.

Operator

(Operator Instructions)

Scott Levine, Imperial Capital.

Scott Levine - Imperial Capital - Analyst

I was hoping you could focus a little bit on the industrial trends within your business, whether it be construction and demolition, permanent roll-off, special activity, have you seen any deterioration or improvement in either of these three categories, quarter-to-quarter, maybe over the last six months, either regionally or through your business as a whole? Anything worth highlighting there?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

I would say, as we talked about in the call, we've seen all three of those segments specifically improve quarter over quarter, year over year, and in every geographic region. I know, while there may be some commentary out there in the mainstream media and otherwise, that perhaps the industrial business is slowing, we're not seeing that. Now, again, as you know, this business is later cycle but we're definitely not seeing that.

Again, roll-off pulls were up between 4.5% and 10% by region. That is a mix of both construction and industrial activity, relatively split equally and they were both up. C&D was up double digits. Special waste was up double digits.

C&D is a direct indicator of construction, special waste is a direct indicator of speculative development or industrial reclamation. So, what we see in those three waste streams and those three generators across our 34 state or 33 state network, we're just not seeing a dent at this point.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Scott Levine - Imperial Capital - Analyst

Got it. And no appreciable difference in your more energy-sensitive markets? The energy belt, et cetera? Anything to speak of there?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Well, yes. Certainly, look, you get in and around Houston, you get in and around Houston, and I think anyone who was in Houston would tell you, that you're seeing some contraction in certain consumption-related patterns that relate to Houston.

Worthing Jackman - Waste Connections - EVP and CFO

Oklahoma.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Right, Oklahoma. In and around Oklahoma City, certain parts on the Front Range side of Denver, and certainly Williston, North Dakota. You're seeing declines in markets like that.

But again, let's look at a Williston, North Dakota. So, our business there on the collection side is down 40%. That's $2 million, I mean, for a year. So, you don't see things like that, but to give you other places that are down, yes, but they are far out-shadowed by the places that are benefiting from the decrease in oil.

Let's remember, the shale markets are hurting from the people that work in and around and having less disposable income. But the other 328 million people in the US got a pay raise, and many are spending it from a consumption standpoint, which is why you're seeing waste volumes out pace GDP. In part. We're certainly seeing some contraction in the oil markets, but it's more than overshadowed in the rest of the country.

Worthing Jackman - Waste Connections - EVP and CFO

We interrupt this waste call for a call from the Fed.

Scott Levine - Imperial Capital - Analyst

I get the point, and that's system-wide, this having a knock-on effect improving growth throughout the platform, and on a national basis, but I get the point and that makes sense. Maybe sticking with the E&P topic, oil has pushed WTI above $45 here, can you remind us, we got a little bit of a false start in oil last year. Are you starting to see rigs come back and into your comment earlier, $50, $55 a barrel. Was your expectation to see some improvement, or have you seen a pickup on the margin in any of the basins that you operate in?

Worthing Jackman - Waste Connections - EVP and CFO

Well I'd say two things to that, Scott. First off, there is some chatter with some customers around some potential rigs coming back as early as June. This is just a couple, a handful, and it's a single basin specific, so it's not broad-based.

Louisiana, obviously, can ebb and flow, based on activity coming in and out of the Gulf. But as we've always said, once you see oil stabilize at that $50 to $55 barrel range, it's only going to take a few months for folks to see that stabilize, know it's for real, before they consider gauging in a broader base with return to rigs. And then you've got, they have to get the rigs back in, you have to get the employees, you have to find the employees again. There could be a four-month to five-month delay before you see a more notable turn in the trends in that business, even after you've looked back and said that crude stabilized at that level.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Scott, you'll see it, I believe it we will see it first in the Permian Basin, second in the Eagle Ford, third in Oklahoma, and Louisiana right in there as well, and last in the Bakken. That effectively, in that order is the cost structure for the drillers. Lowest to highest.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Scott Levine - Imperial Capital - Analyst

Got it. Great. Thanks and good luck with the BIN closing.

Operator

Corey Greendale, First Analysis.

Corey Greendale - First Analysis Securities - Analyst

I will just ask a couple of quick ones. Can you remind me, in your markets of contractual price increases, are those weighted toward Jan 1, or how much are they spread throughout the year?

Worthing Jackman - Waste Connections - EVP and CFO

Yes, remember, we do about 80% or so of our price by March or April every year, but there are some exclusive markets that do reset in the middle of the year. But again, you're seeing those escalators somewhere in the 1.4% to 1.5% range.

Corey Greendale - First Analysis Securities - Analyst

And what's the timing for Progressive's?

Worthing Jackman - Waste Connections - EVP and CFO

What's the what? You broke up.

Corey Greendale - First Analysis Securities - Analyst

The timing, for Progressive, in their markets, the contractual price increases, are they also similar seasonal weighting?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

No. There is tend to be a more balanced throughout the year, and while we don't have that number exactly, to be honest with you, they tend to be more balanced throughout the year. They tend to be more, their competitive markets tend to be more first-quarter focused, just as ours, but their contractual markets are more balanced than they are in the first quarter, like us.

Corey Greendale - First Analysis Securities - Analyst

Thanks. And also on the price front, for you. Strong results in light of the soft CPI, so can you talk a little bit about what the market is bearing, as you're pushing in your competitive markets, as you're moving price up, are you seeing any more pushback or increases in churn or anything along those lines?

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Well, obviously the higher you push price, the greater the pushback, and the greater the churn. So the most opportune time to do that is when the market is expanding, because that tends to minimize the impact of the churn and the pushback, and so we and others are a benefactor of very good timing right now, to be raising price, because of the expansion in volumes and the market, and the fact that many privates who generally take price, customers on price, they are relatively full in their systems as well. So, the rising tide lifts all boats is clearly helping the sector, and minimizing the amount of churn that occurs, because of incremental pricing.

Corey Greendale - First Analysis Securities - Analyst

With that background, Ron, it sounds like you're not seeing any meaningful increase in capacity, with a better set of conditions stimulating new entrants to the market or privates adding capacity?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

You certainly -- as a rule of thumb, or as an overall guideline, I would say that's correct, Corey. Certainly there are one-up markets always where there are new private influence, or privates adding incremental capacity to their fleet, or their facility. I mean, that's always going on. We're constantly looking at that on a market by market basis.

Price is much, much more of an art than a science. When we're telling you, we're getting 3.5%, and I'm using that in a central region, that may be 6% in one market and 1.8% in another, and within that market, it may be double digits on certain customers, and none on many. So it is much more of an art to come up with that number than to make a generalization that you're getting 3.5% price across a geography. That's not how it happens.

Corey Greendale - First Analysis Securities - Analyst

I understand. I'll turn it over. Thank you.

Operator

Michael Hoffman, Stifel.

Michael Hoffman - Stifel Nicolaus - Analyst

Thank you, Ron, Worthing, Steve, for taking my questions. If I could focus first on legacy Waste Connections, I just want to sure I got my notes right. Worthing, you did 33% EBITDA, adjusted EBITDA margins, and you're suggesting a 33.7% for 2Q?

Worthing Jackman - Waste Connections - EVP and CFO

That's right.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. I wanted to make sure I followed that right. The adjustments are about $10 million in the first quarter, with just under $9 million for deal-related costs. What's that adjustment mix look like in 2Q?

Worthing Jackman - Waste Connections - EVP and CFO

Stay tuned for that. There will be a handful of items that make it expensed with the transaction, as they are incurred, post closing. There may be other expenses that get accrued with acquisition accounting. So, and as a mix of things, there's a swap breakage numbers that we have to do on the Progressive side. The swap breakage alone is probably $30 million plus.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

There are various line items. Progressive has already taken a handful of change of control costs in their Q1 number. They already had $21 million. The sum total of these numbers are going to be sizable, which is why they are hard to estimate at this point in time.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

But we will break that out, Michael, in detail that for people in buckets so they know exactly what was integration or nonrecurring.

Michael Hoffman - Stifel Nicolaus - Analyst

All right. Let me come at it a different way. If I stripped out that $8.8 million, I'm assuming that was in SG&A this quarter. There was -- so if I strip that out and looked at, you're about 11.4 percentage revenue. You have some seasonable lift in revs, so I get, maybe I'm at 11% SG&A is way to think, X these cost, this is the operating company? And at least I can get --

Worthing Jackman - Waste Connections - EVP and CFO

You will get between $60 million and $61 million for SG&A when you run that kind of math.

Michael Hoffman - Stifel Nicolaus - Analyst

Yes. Okay. So that gets me somewhere -- all right. So looking at a 20.5% to 21% EBIT margin, operating profit margin, before all that stuff is the way to think about it.

Worthing Jackman - Waste Connections - EVP and CFO

That would be the math.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. That helps. The deal cost number obviously -- I guess you can't really frame it, it's going to be big. We should just prepare. There is going to be a big number that comes in when the headline comes across, and it will get stripped away.

Worthing Jackman - Waste Connections - EVP and CFO

Oh yes. And as Ron said, there will be a separate line item in the P&L that we expect to have that will be final acquisition and integration costs that you can track. It just wasn't big enough to break out in Q1, but it'll get pulled out in the year-to-date and put in that line item for the six-month period ending June 30. And then you will keep that line item active, because even beyond closing -- (multiple speakers)

When you have things like retention payments and separation payments, anything that happens post-close we expense those as incurred. You don't accrue for those things. So there will be some dribs and drabs that come in beyond Q2 that we want to make sure we keep track of, and also reflects that not only for our EBITDA purposes, but also for adjusted free cash flow purposes.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. So now talking about NewCo. How much of the $50 million in G&A do you think you can get out before -- by the end of June?

Ron Mittelstaedt - Waste Connections - Chairman and CEO

By the end of June? Well that will not be a large number, by the end of June, Michael. But what I will tell you is that I expect to come out of 2016 on the combined Company with all of it on a run rate basis.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. And then do you have a sense of what the NewCo CapEx will look for the second half?

Worthing Jackman - Waste Connections - EVP and CFO

Not for the second half. We've been talking in terms of year one, when we talk about the combined business, and again we think the year one as the four clean quarters beginning July 1 of this year. Obviously Progressive has been a lot of their CapEx already year-to-date, and we will take a fresh look at their remaining CapEx spend after the deal closes.

Michael Hoffman - Stifel Nicolaus - Analyst

Okay. All right. I think that's it for me then. Thanks.

Operator

(Operator Instructions)

Jeff Volshteyn, JPMorgan.

Jeff Volshteyn - JPMorgan - Analyst

Good morning, and thank you for taking my questions. I only have a couple of housekeeping questions, really. Looking at 2016 and excluding any impact from Progressive, a two-part question, how does your second-quarter guidance compare with your prior estimates? And again, excluding Progressive, how would it change 2016, full-year 2016 guidance based on first-quarter results?

Worthing Jackman - Waste Connections - EVP and CFO

Well, we hadn't given Q2 guidance before today, so there was nothing really to compared to. When you look at the full year, obviously back in February, we talked in terms of about $150 million of the E&P related revenue in the full-year. It's running, run rate right now of $100 million to $120 million. So there you have got arguably a $30 million decline in E&P related revenue.

Solid waste was about $5 million or so higher revenue than expectations in Q1. If that continues through the balance of the year, then it will offset a majority of that headwind on E&P. If the E&P does recover nominally or somewhat during the back half of this year, that might help us overcome some of that as well. But again, this is the first time we're giving Q2 numbers, and with regards to full year, again, solid waste will go a long way to offset the E&P headwind.

Jeff Volshteyn - JPMorgan - Analyst

Good. That's helpful. And any color on your intermodal business for 2016?

Worthing Jackman - Waste Connections - EVP and CFO

Intermodal business obviously has a nice ramp last year, with the start of a couple new contracts. That business this year is nominally down, really just from a change in fuel surcharge pass-throughs, the way the rails pushed through those to the customer. But that business is, net of the fuel surcharges, it's running about flat. As we said last year, that business is running at about full speed, based on the asset footprint it has right now. We don't expect that business to grow that much at this point. The opportunities there are more and pushing more waste volumes to our landfills in Eastern Oregon.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Jeff Volshteyn - JPMorgan - Analyst

Okay. Thank you very much.

Operator

Tyler Brown, Raymond James.

Tyler Brown - Raymond James - Analyst

Thanks for the follow-up. I'm pretty good here, but can you talk about your fuel hedge position? So in the Q, I see that you're down to two instruments, that maybe encompasses 6 million of annual gallons. I thought you were burning north of 30. Can you talk a little bit about what your approach there is?

Worthing Jackman - Waste Connections - EVP and CFO

Yes, what you don't see in there is, we've got many fixed-price fuel contracts, where our locations have made commitments to take physical delivery at a fixed price, in most cases through 2017. So we have two-year fixed-price delivery contracts in place with distributors. And if you add that to those two hedges you are looking at right there, you get about 40% or so, to 45%, as we sit here today, as being locked, legacy Waste Connections through 2017.

Tyler Brown - Raymond James - Analyst

45%?

Worthing Jackman - Waste Connections - EVP and CFO

Yes. 40% to 45%. That's right.

Tyler Brown - Raymond James - Analyst

And this is a bit of an esoteric accounting question. Believe me, I'm certainly no accountant, but in your K, I see that you made a big adjustment to your contingent consideration last year. So first off, I'm curious why did you do that, and second, is it safe to assume that just runs through comprehensive income and not the P&L?

Worthing Jackman - Waste Connections - EVP and CFO

No. Yes, the contingent consideration, obviously last year we satisfied a couple things, or the seller satisfied a few things, that we paid out contingent consideration on, and so that's where you see a reduction year-to-year because it impacted the cash flow. You see those payments go out on the cash flow statement.

To the extent that we have contemplated those contingent payments, as of the date of closing, you don't see the impact through the P&L, to the extent that there's a change in the amount of payment relative to what we initially contemplated, you do see a flow-through to the P&L and we always adjusted for those.

Tyler Brown - Raymond James - Analyst

Okay. And in the K, the schedule has you actually physically paying out some $25 million this year. Is that a good number to use, or is that tied largely to E&P, or how will that play out?

Worthing Jackman - Waste Connections - EVP and CFO

It's not tied to E&P, it's a modest tied to E&P, but the vast majority is on landfills, especially with regards to the satisfying the milestones requisite to paying those out.

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APRIL 28, 2016 / 12:30PM GMT, WCN - Q1 2016 Waste Connections Inc Earnings Call

Tyler Brown - Raymond James - Analyst

Okay. Perfect. Thanks, guys.

Operator

(Operator Instructions)

Mr. Mittelstaedt, there are no other questions at this time.

Ron Mittelstaedt - Waste Connections - Chairman and CEO

Okay. Well, if there are no further questions, on behalf of our entire management team, we appreciate your listening to and interest in the call today. Mary Anne Whitney is available today to answer any direct questions that we did not cover that we are allowed to answer under Regulation FD and Regulation G. Thank you again, and we look forward to speaking with you at an upcoming investor conferences or on our next earnings call.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. Have a great day.

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In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed transaction between Waste Connections and Progressive Waste Solutions Ltd., a corporation organized under the laws of Ontario (“Progressive”). In connection with the proposed transaction, Progressive, as the parent company that will result from the combination, has filed with the SEC a registration statement on Form F-4 that includes the proxy statement/prospectus of Waste Connections and Progressive. The registration statement on Form F-4 was declared effective by the SEC on April 25, 2016. Waste Connections mailed its proxy statement to its stockholders on or around April 27, 2016. WE URGE STOCKHOLDERS TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Stockholders may obtain copies of the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Waste Connections will be made available free of charge on Waste Connections’ investor relations website at http://wasteconnections.investorroom.com. Copies of documents filed with the SEC by Progressive will be made available free of charge on Progressive’s investor relations website at http://investor.progressivewaste.com.

Participants in the Solicitation of Votes

Waste Connections and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for its security holder approvals to be obtained for the proposed transaction. Information regarding Waste Connections’ directors and executive officers is available in its proxy statement filed with the SEC by Waste Connections on April 2, 2015 in connection with its 2015 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus, Progressive’s registration statement and information circular and other relevant materials that have been or will be filed with the SEC and the Canadian securities regulators when they become available.

Safe Harbor and Forward-Looking Information

In addition to the forward-looking statements described above, this document includes forward-looking statements regarding our proposed merger with Progressive (which includes “forward-looking information” within the meaning of applicable Canadian securities laws). These forward-looking statements are not based on historical facts but instead reflect Progressive's or Waste Connections’ respective management’s expectations, estimates or projections concerning future results or events. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether the transaction, including the merger, the issuance of the merger consideration and the proposed share consolidation of Progressive, will be consummated, including whether conditions to the consummation of the transaction will be satisfied, or the timing for completing the transaction, (2) expectations for the effects of the transaction or the ability of the combined company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, (3) the potential benefits and synergies of the transaction, including expected cost savings and tax benefits and (4) expectations for other economic, business, and/or competitive factors. Although Waste Connections and Progressive believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the following: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transactions on the proposed terms and schedule; the ability of Waste Connections and Progressive to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transactions on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws and regulations and interpretations of laws and regulations; significant competition that Waste Connections and Progressive face; compliance with extensive government regulation; and the diversion of management time on the proposed transactions. These forward-looking statements may be affected by risks and uncertainties in the business of Waste Connections and Progressive and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Waste Connections and Progressive with the U.S. Securities and Exchange Commission, including Waste Connections’ quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended December 31, 2015, and Progressive’s quarterly reports on Form 6-K and its year-end report for the year ended December 31, 2015, as well as in Progressive’s filings with the Canadian securities regulators. Waste Connections and Progressive wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in any forward-looking statement made by or on behalf of Waste Connections or Progressive. Neither Waste Connections nor Progressive undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof, except as may be specifically required by applicable securities laws.